CHARLENE A. GRANT
Assistant Vice President
Insurance Counsel
Law Department
Phone: 949-219-7286
Fax: 949-219-6952
Charlene.Grant@pacificlife.com

December 7, 2006
Michael L. Kosoff, Esq.
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding the Flexible Lifetime Income Rider for the following variable annuities offered by:

 Separate Account A of Pacific Life Insurance Company (File No. 811-08946); Pacific One and Pacific One Select (033-88458) Pre-Effective Amendment (“PEA”) No. 38, Pacific Odyssey (333-53040) PEA No. 23, Pacific Innovations Select (333-93059) PEA No. 30, Pacific Portfolios for Chase (033-88460) PEA No. 38, and Pacific Value (333-60833) PEA No. 34; and

Separate Account A of Pacific Life & Annuity Company (File No. 811-09203); Pacific Innovations Select (333-71081) PEA No. 18, Pacific Odyssey (333-100907) PEA No. 8, Pacific Portfolios for Chase (333-122914) PEA No. 5, and Pacific Value (333-107571) PEA No. 8.

Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received from you via telephone on December 6, 2006, in connection with the above referenced Post-Effective Amendment filings on Form N-4, filed with the SEC on October 19, 2006.
1. Staff Comment: Flexible Lifetime Income Rider Annual Charge. Add the word “current” to the second sentence of the first paragraph such that the sentence reads “The current annual charge is 0.65% (not to exceed a maximum annual charge percentage of 1.20%) multiplied by the Protected Payment Base on the day the charge is deducted.”
Response: We added the word “current” to the applicable sentence.
2. Staff Comment: Flexible Lifetime Income Terms. Please provide a definition of Initial Purchase Payment. This term is in Title Case and there is no definition in the supplement or applicable prospectus.

Mr. Kosoff
December 7, 2006

Response: We correctly changed the “I” in Initial to lower case. The word Purchase Payment is stylized and defined in each applicable prospectus. Thank you for pointing this out.
3. Staff Comment: How the Flexible Lifetime Income Rider Works. Please add “only if the Contract Value exceeds the value of the Protected Payment Base and Remaining Protected Balance” to the end of the second paragraph such that the paragraph reads: “In addition, beginning with the first (1st) anniversary of the Rider Effective Date or most recent Reset Date, whichever is later, the Rider provides for Automatic Annual Resets or Owner-Elected Resets of the Protected Payment Base and Remaining Protected Balance to an amount equal to 100% of the Contract Value only if the Contract Value exceeds the value of the Protected Payment Base and Remaining Protected Balance.
Response: We respectfully decline to make the requested change. A contract owner may utilize an Owner-Elected Reset at any contract anniversary, even if the contract value does not exceed the Protected Payment Base and/or Remaining Protected Balance. In some instances, a contract owner may want to take advantage of an Owner-Elected Reset to reset the Remaining Protected Balance as such balance is reduced by the amount of each withdrawal.
4. Staff Comment: How the Flexible Lifetime Income Rider Works. Explain supplementally the relationship between the Annual Credit and the Automatic Reset on each Contract Anniversary.
Response: If there are no withdrawals during the contract year, an Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance. After the Annual Credit is applied, a comparison of the contract value to the value of the Protected Payment Base is conducted to determine whether an Automatic Reset should occur. If the contract value as of that contract anniversary is greater than the Protected Payment Base (which includes the Annual Credit amount) then the Protected Payment Base and Remaining Protected Balance will be adjusted to equal the contract value.
We have added the following paragraph to clarify the relationship between the Annual Credit and the Protected Payment Base:
“If applicable, an Annual Credit is added to the Protected Payment Base and Remaining Protected Balance prior to any Automatic Reset. If the contract value as of that contract anniversary is greater than the Protected Payment Base (which includes the Annual Credit amount) then the Protected Payment Base will be automatically reset to equal the contract value.”
5. Staff Comment: Withdrawal of Protected Payment Amount. Aggregate withdrawals in a Contract Year in excess of the amount allowed under the rider can reduce the base from which further withdrawals may be made. Please highlight this fact in bold in the discussion of this section.
Response: We made the applicable disclosure in the discussion bold.
6. Staff Comment: Required Minimum Distributions. The supplement states that the Annual RMD Amount is distributed “for a Calendar Year,” but that the exclusion granted for RMDs requires that no withdrawals other than RMDs be made during the Contract Year. It is unclear how this would work in practice. Please clarify descriptively and by example how a withdrawal would and would not be deemed to have been made during a Contract Year for purposes of this condition.
Response: We added additional examples (Example #6) to the Sample Calculations section.

Mr. Kosoff
December 7, 2006

The exclusion is determined based on the “type” of withdrawal that is made (e.g. RMD Withdrawal versus non-RMD Withdrawal) and the total amount withdrawn during a Contract Year. The exclusion is for contract owners who are required, under the Internal Revenue Code, to withdraw more than the Protected Payment Amount provided for under the Rider. The additional examples clarify descriptively and numerically how the RMD exclusion works under the rider.
In addition, we have revised the last bullet of the “Required Minimum Distributions” section as follows:
•	“only RMD withdrawals are made from the Contract during the Contract Year.”
7. Staff Comment: Annual Credit. Make the following paragraph bold “Once a withdrawal has occurred, no Annual Credit will be added to the Protected Payment Base and Remaining Protected Balance on any Contract Anniversary following the withdrawal, unless an Automatic Reset or Owner-Elected Reset occurs.”
Response: We have made the applicable disclosure bold.
8. Staff Comment: Reset of Protected Payment Base and Remaining Protected Balance — Owner-Elected Resets (Non-Automatic).
a. Provide additional disclosure that an owner-elected reset is a mechanism used when the contract owner elects not to participate in automatic resets.
Response: A contract owner can utilize an owner-elected reset while still participating in automatic annual resets. In some instances, a contract owner may want to take advantage of an Owner-Elected Reset to reset the Remaining Protected Balance as such balance is reduced by the amount of each withdrawal. However, to clarify, we have added the following disclosure:
“An Owner-Elected Reset may be elected while Automatic Resets are in effect.”
b. If an election to reset is made within 30 days after a contract anniversary, please clarify which value is used for reset purposes; the contract anniversary value or the date the election is made.
Response: If an election to reset is received within the prescribed 30 day period, the contract anniversary value will be used, not the contract value on the day the election is made. To clarify, we have added the following disclosure after the first sentence of the second paragraph such that the paragraph reads:
“If you elect this option, your election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the reset is effective. The reset will be based on the contract value as of that Contract Anniversary...”
9. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that : 1) the Commission staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities

Mr. Kosoff
December 7, 2006

laws of the United States, that the Commission staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,
/s/ CHARLENE A. GRANT

Charlene A. Grant